Issuer Free Writing Prospectus

Filed by: Covanta Holding Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-178503

February 20, 2014

COVANTA HOLDING CORPORATION

Pricing Term Sheet

$400,000,000 5.875% Senior Notes due 2024

Issuer:	Covanta Holding Corporation

Security description:	5.875% Senior Notes due 2024

Distribution:	SEC Registered

Size:	$400,000,000

Gross proceeds:	$400,000,000

Net proceeds (before expenses):	$394,000,000

Maturity:	March 1, 2024

Coupon:	5.875%

Issue price:	100% of principal amount

Yield to maturity:	5.875%

Spread to Benchmark Treasury:	+ 311 basis points

Benchmark Treasury:	UST 2.750% due February 15, 2024

Interest Payment Dates:	March 1 and September 1 beginning on September 1, 2014. Interest will accrue from March 6, 2014.

Equity Clawback:	Prior to March 1, 2017, up to 35% at 105.875% plus accrued and unpaid interest

Make-whole:	Make-whole call at T+50 bps prior to March 1, 2019

Optional redemption:	On and after March 1, 2019, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest:

	Year	Percentage
	2019	102.938%
	2020	101.958%
	2021	100.979%
	2022 and thereafter	100.000%

Change of control:	Putable at 101% of principal plus accrued and unpaid interest

Trade date:	February 20, 2014

Settlement:

T+ 10; March 6, 2014

It is expected that delivery of the Notes will be made against payment therefor on or about March 6, 2014, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to sell their Notes before the third business day prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their own advisors.

CUSIP:	22282EAF9

ISIN:	US22282EAF97

Denominations/Multiple:	$2,000 x $1,000

Ratings (Moody’s/S&P):	Ba3 / B

Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBS Securities Inc.

Lead Manager:	Credit Agricole Securities (USA) Inc.

Co-Managers:	HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling +1 (888) 603-5847 or emailing barclaysprospectus@broadridge.com.